UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               ELECTRIC CITY CORP.
                               -------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 per share par value
                    -----------------------------------------
                         (Title of Class of Securities)

                                   284868 10 6
                                 --------------
                                 (CUSIP Number)

                                James P. Shanahan
                              Senior Vice President
                                 CIT Group Inc.
                                   1 CIT Drive
                              Livingston, NJ 07039

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 With copies to:

                                 Karen Scowcroft
                                 Vice President
                            Newcourt Capital USA Inc.
                           CIT Capital Securities LLC
                     1211 Avenue of the Americas, 22nd Floor
                               New York, NY 10036

                                   ----------

                                 March 22, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

----------------------                                       -------------------

CUSIP No. 284868 10 6                                        Page 2 of 12 Pages
----------------------                                       -------------------

--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON  CIT Group Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 65-1051192

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

--------------------------------------------------------------------------------

     NUMBER OF    7      SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY
       EACH       8      SHARED VOTING POWER
    REPORTING            7,373,247**
      PERSON             -------------------------------------------------------
       WITH
                  9      SOLE DISPOSITIVE POWER
                         0
                         -------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                         7,373,247**
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,373,247**
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*  [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.3%**
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
              **SEE ITEM 5 OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D.

                         AMENDMENT NO. 2 TO SCHEDULE 13D

----------------------                                       -------------------

CUSIP No. 284868 10 6                                        Page 3 of 12 Pages
----------------------                                       -------------------

--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON  Newcourt Capital USA Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  36-3871861

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

--------------------------------------------------------------------------------

    NUMBER OF     7      SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY
       EACH       8      SHARED VOTING POWER
    REPORTING            7,373,247**
      PERSON             -------------------------------------------------------
       WITH
                  9      SOLE DISPOSITIVE POWER
                         0
                         -------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                         7,373,247**
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,373,247**
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*  [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.3%**
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
              **SEE ITEM 5 OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D.

                        AMENDMENT NO. 2 TO SCHEDULE 13D

----------------------                                       -------------------

CUSIP No. 284868 10 6                                        Page 4 of 12 Pages
----------------------                                       -------------------

--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON  CIT Capital Securities LLC
      (formerly Newcourt Capital Securities, Inc)
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  02-0722166

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

--------------------------------------------------------------------------------

    NUMBER OF     7      SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY
       EACH       8      SHARED VOTING POWER
    REPORTING            3,314,830**
      PERSON             -------------------------------------------------------
       WITH
                  9      SOLE DISPOSITIVE POWER
                         0
                         -------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                         3,314,830**
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,314,830**
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*  [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%**
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
              **SEE ITEM 5 OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D.

                         AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 amends and restates in its entirety the Statement on
Schedule 13D dated April 18, 2001, as filed with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Statement on Schedule 13D, dated September 7, 2001.

Item 1. Security and Issuer

      This schedule relates to the beneficial ownership of shares of common stock, $.0001 par value per share ("Common Stock"), of Electric City Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1280 Landmeier Road, Elk Grove Village, IL 60007.

      The summary descriptions of certain agreements and documents contained in this Amendment No. 2 to Schedule 13D are qualified in their entirety by reference to the complete texts of such agreements and documents, which are filed as exhibits hereto and incorporated herein by reference.

Item 2. Identity and Background

      (a) - (c) On July 8, 2002, Tyco Capital Ltd., a wholly-owned subsidiary of Tyco International Ltd. ("Tyco"), completed a sale of 100% of its shares of the common stock of CIT Group Inc. (Del), a Delaware corporation ("CIT"), in an initial public offering. In connection with the offering, a reorganization was effectuated on July 2, 2002 whereby CIT Group Inc., a Nevada corporation and formerly known as The CIT Group, Inc. ("CIT (Nevada)"), was merged with and into its parent Tyco Capital Holding, Inc., a Nevada corporation and formerly known as CIT Holdings (NV) Inc. ("TCH"), immediately after which that combined entity was further merged with and into CIT (hereinafter, the "Reorganization"), with TCH ceasing to have a separate existence. CIT was the surviving corporation in the Reorganization and, upon consummation of the Reorganization, CIT changed its name from CIT Group Inc. (Del) to CIT Group Inc. As a result of the Reorganization, CIT is the successor to CIT Nevada's business, operations and obligations. The address of the executive offices of CIT is 1 CIT Drive, Livingston, NJ 07039.

      CIT owns all of the capital stock of Newcourt Capital USA Inc. ("Newcourt"), a Delaware corporation, and Newcourt owns all of the membership interests in CIT Capital Securities LLC, formerly known as Newcourt Capital Securities, Inc. and CIT Capital Securities, Inc. ("CIT Capital"), a Delaware corporation and a registered broker-dealer. CIT Capital was converted from a Delaware corporation to a limited liability company on March 31, 2004. The address of the executive offices of Newcourt is 1 CIT Drive, Livingston, NJ 07039. The address of the executive offices of CIT Capital is 1211 Avenue of the Americas, 22nd Floor, New York, NY 10036. The principal business of CIT, Newcourt and CIT Capital is commercial finance.

      CIT, Newcourt and CIT Capital are referred to collectively as the "Reporting Persons." In addition, the Reporting Persons may be deemed to be members of a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with Morgan Stanley Dean Witter Equity Funding, Inc., Cinergy Ventures II, LLC, Originators Investment Plan, L.P., Leaf Mountain Company, LLC, SF Capital Partners, Ltd., John Thomas Hurvis Revocable Trust, David Asplund, John Donohoe, Technology Transformation Venture Fund, LP, Augustine Fund, LP, and Richard Kiphart (collectively, the "Other Investors") by virtue of the Amended and Restated Investor Rights Agreement, dated as of March 19, 2004 (the "Investor Rights Agreement"), the Amended and Restated Stockholders Agreement, dated as of March 19, 2004 (the "Stockholders Agreement"), the Stock Trading Agreement, dated as of July 31, 2001 (the "Original Stock Trading Agreement") and the Amended and Restated Stock Trading Agreement, dated as of March 19, 2004 (the "Amended and Restated Stock Trading Agreement") each of which are described below. The Reporting Persons disclaim beneficial ownership of the Company securities owned by the Other Investors and have determined to file this Amendment separately from the Other Investors.

      The name, business address and present principal occupation or employment of each of the executive officers and directors of CIT, Newcourt and CIT Capital are set forth on Schedules I, II and III annexed hereto (the "Schedules"), respectively, which are incorporated herein by reference.

      (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on the Schedules hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Except as indicated on the Schedules, each natural person identified is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      On April 18, 2001, Newcourt obtained a warrant to purchase 1,700,000 shares of the Company's Common Stock (the "Warrant") at an exercise price of $2.50 per share as partial consideration in connection with Newcourt's agreement to loan the Company up to $2,000,000 pursuant to the Convertible Senior Subordinated Promissory Note and Warrant Purchase Agreement, dated as of April 18, 2001, by and between Newcourt and the Company (the "Purchase Agreement"). Upon issuance, the Warrant became immediately exercisable and would expire on April 18, 2004. Pursuant to the First Amendment to Convertible Senior Subordinated Promissory Note and Warrant Purchase Agreement, dated as of July 31, 2001 (the "First Amendment"), Newcourt surrendered the Warrant. Also on July 31, 2001, the Company issued a note to Newcourt in the principal amount of $1,200,000 (the "Bridge Note") pursuant to the First Amendment, which, among other changes, increased the aggregate principal amount available for borrowings under the Purchase Agreement from $2,000,000 to $3,200,000. The source of funds for the loans was Newcourt's working capital.

      Newcourt and the other entities party thereto entered into the Securities Purchase Agreement, dated as of July 31, 2001, with the Company (the "Securities Purchase Agreement") to acquire certain classes of the Company's securities. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Under the terms of the Securities Purchase Agreement, Newcourt purchased $4,000,000 of the Company's securities as described more fully below.

      The funds for the purchase of the securities pursuant to the Securities Purchase Agreement came from the cancellation of $3,200,000 of the Company's debt to Newcourt and the remainder came from the conversion of fees owed by the Company to CIT Capital, as partial consideration for CIT Capital's services as placement agent in connection with the Securities Purchase Agreement.

      On July 31, 2001, CIT Capital received warrants to purchase 3,314,830 shares of the Company's Common Stock (the "Placement Agent Warrants") at an exercise price of $1.00 per share as partial consideration for CIT Capital's services as placement agent in connection with the Securities Purchase Agreement and the Bridge Note. The Placement Agent Warrants are exercisable through September 7, 2008. It is anticipated that the funds for the exercise of the Placement Agent Warrants will be provided by CIT Capital's working capital and that the source of funds for the exercise of the warrants issued under the Securities Purchase Agreement will be Newcourt's working capital.

      As described more fully below, pursuant to a Redemption and Exchange Agreement, dated as of March 19, 2004 (the "Exchange Agreement"), by and among the Company, Newcourt and the Other Investors, Newcourt exchanged with the Company 322,816 shares of the Company's Series A Convertible Preferred Stock for 32,282 shares of the Company's Series E Convertible Preferred Stock.

Item 4. Purpose of Transaction

      On September 7, 2001, Newcourt acquired for investment purposes $4,000,000 of the Company's Series A Convertible Preferred Stock, warrants to purchase shares of Series A Convertible Preferred Stock, shares of Common Stock and warrants to purchase shares of Common Stock pursuant to the Securities Purchase Agreement.

      CIT Capital received the Placement Agent Warrants as partial consideration for its services as placement agent in connection with the Securities Purchase Agreement and the Bridge Note. CIT Capital also received cash compensation for its services, which was used as a credit against Newcourt's $4,000,000 purchase price under the Securities Purchase Agreement.

      Under the terms of the Exchange Agreement, the Company simultaneously repurchased shares of its outstanding preferred stock for cash and exchanged all of the Company's remaining preferred stock for shares of Series E Convertible Preferred Stock. Pursuant to the Exchange Agreement, the Company repurchased 180,976 shares of Series A Convertible Preferred Stock from Newcourt for an aggregate price of $2,352,688 and exchanged its remaining 322,816 shares of Series A Convertible Preferred Stock for 32,282 shares of Series E Convertible Preferred Stock, which it acquired for investment purposes.

      Holders of the Series E Convertible Preferred Stock have the right to elect up to four directors of the Company. Under the Stockholders Agreement, Newcourt has the right to elect one director of the Company.

      The Reporting Persons expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Newcourt may (1) convert the Series E Convertible Preferred Stock into Common Stock, or (2) exercise the warrants to purchase Common Stock for investment purposes. CIT Capital may exercise the Placement Agent Warrants and the Reporting Persons may otherwise make additional purchases of the Company's Common Stock. The Reporting Persons may, subject to the Investor Rights Agreement, the Stock Trading Agreement and the Amended and Restated Stock Trading Agreement, from time to time sell all or a portion of the Common Stock that they now hold either in private placements, in the open market pursuant to Rule 144, to the extent such rule is available for such sales, or otherwise in conformance with the federal securities laws.

      Except as set forth above, none of the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of the persons named in the Schedules to this Amendment No. 2, has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a) As of March 22, 2004, CIT and Newcourt beneficially owned (or are deemed solely for purposes of Section 13(d)(3) of the Exchange Act to beneficially own), directly or indirectly, an aggregate of 7,373,247 shares of Common Stock, consisting of 80,217 shares of Common Stock, 32,282 shares of Series E Convertible Preferred Stock and warrants to purchase 4,064,830 shares of Common Stock and representing approximately 15.3% of the number of shares of Common Stock outstanding on March 22, 2004. As of March 22, 2004, CIT Capital beneficially owned (or is deemed solely for purposes of Section 13(d)(3) of the Exchange Act to beneficially own), directly or indirectly, an aggregate of 3,314,830 shares of Common Stock, consisting of warrants to purchase 3,314,830 shares of Common Stock and representing approximately 7.5% of the number of shares of Common Stock outstanding on March 22, 2004. As a result of the initial public offering of CIT, Tyco no longer has or will be deemed to have beneficial ownership of any of the Company's Common Stock and is no longer subject to filing requirements under Rule 13d-1 with respect to the Company. As a result of the Reorganization, TCH was merged with and into CIT and TCH ceased to have a separate existence.

(b) Assuming full exercise and conversion, as applicable, of the securities owned by Newcourt and CIT Capital, CIT shares voting and dispositive power with Newcourt as to 4,058,417 shares of Common Stock owned by Newcourt and with Newcourt and CIT Capital as to 3,314,830 shares of Common Stock owned by CIT Capital. CIT Capital has no voting or dispositive power as to Common Stock owned by Newcourt.

      The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Other Investors. The filing of this Amendment No. 2 shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Common Stock beneficially owned by the Other Investors or that the Reporting Persons and any of such Other Investors constitute such a person or group. The Reporting Persons are not responsible for the accuracy of any information filed by any of the Other Investors.

(c) Except as set forth in this Amendment No. 2, there are no other transactions that were effected during the last 60 days by the Reporting Persons with respect to shares of Common Stock.

(d)   Not applicable.

(e) Tyco ceased to be the beneficial owner of any of the Company's Common Stock on July 8, 2002. TCH ceased to have a separate existence on July 2, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Company and CIT Capital previously entered into arrangements under which CIT Capital served as the Company's placement agent with respect to the Securities Purchase Agreement and a proposed private placement to an additional investor for aggregate proceeds of $4,000,000 of the Company's Series A Convertible Preferred Stock and warrants to purchase Series A Convertible Preferred Stock (the "Additional Investment"). Pursuant to these arrangements, CIT Capital received (1) the Placement Agent Warrants, and (2) a fee equal to 5% of the aggregate gross proceeds received by the Company in connection with the Securities Purchase Agreement.

      On July 31, 2001, the Company issued warrants to CIT Capital to purchase 3,314,830 shares of Common Stock. The warrants are exercisable through September 7, 2008 at an exercise price of $1.00 per share.

      On July 31, 2001, Newcourt and other investors entered into the Securities Purchase Agreement with the Company. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Pursuant to the terms of the Securities Purchase Agreement, Newcourt and the other parties thereto collectively purchased $16,000,000 in aggregate amount of the Company's Series A Convertible Preferred Stock, warrants to purchase Series A Convertible Preferred Stock, shares of the Common Stock and warrants to purchase Common Stock. Newcourt purchased for $4,000,000 the following securities:

      o     400,000 shares of Series A Convertible Preferred Stock;

      o warrants to purchase 100,000 shares of Series A Convertible Preferred Stock at an initial exercise price of $10.00 per share;

      o     80,217 shares of Common Stock; and

      o warrants to purchase 750,000 shares of Common Stock at an initial exercise price of $1.00 per share.

      As of March 19, 2004, Newcourt and the Other Investors entered into the Exchange Agreement pursuant to which each of them sold shares of the convertible preferred securities it held to the Company for cash and/or exchanged the convertible preferred securities that it held for shares of Series E Convertible Preferred Stock. The Series E Convertible Preferred Stock is convertible immediately into shares of Common Stock at the option of the holder as determined by dividing $100.00 by the conversion price, which has been initially set at $1.00, multiplied by each share of Series E Convertible Preferred Stock, subject to adjustments.

      As of March 19, 2004, Newcourt owned 503,792 shares of Series A Convertible Preferred Stock, 103,792 of which were aggregate quarterly dividends paid in kind since July 31, 2001. Newcourt's 100,000 warrants to purchase shares of Series A Convertible Preferred Stock expired unexercised. Under the Exchange Agreement, the Company simultaneously repurchased 180,976 shares of Newcourt's Series A Convertible Preferred Stock at an aggregate price of $2,352,688 and exchanged the remainder of Newcourt's Series A Convertible Preferred Stock for 32,282 shares of Series E Convertible Preferred Stock. Based on the initial conversion ratio, Newcourt has the right to acquire 3,228,200 shares of Common Stock upon the conversion of all of its Series E Convertible Preferred Stock. Each outstanding share of Series E Convertible Preferred Stock will be entitled to dividends at a rate of 6% per year of its stated value, which is $100.00. The Company may pay dividends in cash or additional shares of Series E Convertible Preferred Stock, at its option.

      Pursuant to the terms of the Series E Convertible Preferred Stock, Newcourt and the Other Investors have the right to elect up to four directors of the twelve-member board of directors, subject to decrease depending on the number of shares of Series E Convertible Preferred Stock outstanding. Depending on the number of shares of Series E Convertible Preferred Stock outstanding, the holders will also have special approval rights to approve certain matters in which the Company proposes to engage.

      In connection with the Exchange Agreement, the Company entered into the following ancillary agreements: (1) the Investor Rights Agreement, (2) the Stockholders Agreement and (3) the Amended and Restated Stock Trading Agreement. Under the terms of the Investor Rights Agreement, the Other Investors, Newcourt and CIT Capital have the right to require the Company to register the shares of Common Stock received directly or indirectly pursuant to the Exchange Agreement, certain other shares of Common Stock owned by them and the Common Stock underlying any warrants owned by them. The parties to the Investor Rights Agreement have the right to demand an aggregate of four registrations representing at least $5 million of market value and are also entitled to customary "piggyback" registration rights. Under the Investors Rights Agreement, the parties thereto have a right of first offer with respect to future sales by the Company of its capital stock to permit such parties to maintain their percentage ownership interests.

      Under the Stockholders Agreement, the investors in Series E Convertible Preferred Stock (other than SF Capital Partners, Ltd., which is not a party to the Stockholders Agreement) agreed as to certain voting matters. For purposes of this agreement, Morgan Stanley Dean Witter Equity Funding, Inc. and Originators Investment Plan, L.P. are counted as one investor. Under the Stockholders Agreement, the parties thereto and the Company agreed that:

      o for so long as 90,000 shares of Series E Convertible Preferred Stock are issued and outstanding, each of the four investors who hold the greatest number of shares have the right to elect a director, provided that such investors hold at least 12.5% of the outstanding shares of Series E Convertible Preferred Stock;

      o for so long as at least 65,000 and less than 90,000 shares of Series E Convertible Preferred Stock are issued and outstanding, each of the three investors who hold the greatest number of shares have the right to elect a director, provided that such investors hold at least 9.375% of the outstanding shares of Series E Convertible Preferred Stock;

      o for so long as at least 45,000 and less than 65,000 shares of Series E Convertible Preferred Stock are issued and outstanding, a majority-in-interest of the outstanding Series E Convertible Preferred Stock shall have the right to elect two board members; and

      o for so long as at least 20,000 and less than 45,000 shares of Series E Convertible Preferred Stock are issued and outstanding, a majority-in-interest of the outstanding Series E Convertible Preferred Stock shall have the right to elect one board member.

Each investor also agreed that if it converts more than 50% of the Series E Convertible Preferred Stock it received under the Exchange Agreement, it will, at the request of the Company, convert the remainder of its Series E Convertible Preferred Stock.

      On July 31, 2001, Newcourt, CIT Capital, certain other investors and certain officers of the Company entered into the Original Stock Trading Agreement, which limits their ability to sell Common Stock into the public market. The Original Stock Trading Agreement became effective on September 7, 2001. Under the Original Stock Trading Agreement, the parties currently may sell their shares subject only to certain trading volume, price and block sale limitations set forth in the Original Stock Trading Agreement. Each party to the Original Stock Trading Agreement and the Company has a right of first offer if any other party to the Original Stock Trading Agreement intends to sell its shares in a private transaction. The Original Stock Trading Agreement expires September 7, 2004.

      On March 19, 2004, Newcourt, CIT Capital and the Other Investors and certain officers of the Company entered into an Amended and Restated Stock Trading Agreement, to be effective on September 8, 2004. Under the Amended and Restated Stock Trading Agreement, subject to certain exceptions, the parties may sell their shares of Common Stock subject to certain trading volume, price and block sale limitations set forth in the Amended and Restated Stock Trading Agreement. The Amended and Restated Stock Trading Agreement expires September 8, 2007.

      Except as set forth above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

EXHIBIT
NO.         DESCRIPTION

   1.       Joint Filing Agreement.

   2. Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C.*

   3. Form of Warrant Certificate to Purchase Shares of Common Stock, Par Value $0.0001 Per Share, of Electric City Corp. (incorporated by reference to Exhibit E to Exhibit 2 hereto).

   4. Amended and Restated Investor Rights Agreement, dated as of March 19, 2004, by and among Electric City Corp., Newcourt Capital USA Inc., CIT Capital Securities, Inc., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Cinergy Ventures II, LLC, Leaf Mountain Company, LLC, SF Capital Partners, Ltd., Richard Kiphart, David Asplund, John Thomas Hurvis Revocable Trust, John Donohue, Augustine Fund, LP and Technology Transformation Venture Fund LP.**

   5. Amended and Restated Stockholders Agreement, dated as of March 19, 2004, by and among Electric City Corp., Newcourt Capital USA Inc., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Cinergy Ventures II, LLC, Leaf Mountain Company, LLC, Richard Kiphart, David Asplund, John Thomas Hurvis Revocable Trust, John Donohue, Augustine Fund, LP and Technology Transformation Venture Fund LP.**

   6. Stock Trading Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc., Newcourt Capital USA Inc., EP Power Finance, L.L.C., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Duke Capital Partners, LLC and each of the members of management of Electric City Corp. party thereto.*

   7. Amended and Restated Stock Trading Agreement, dated as of March 19, 2004, by and among Electric City Corp., Newcourt Capital USA Inc., CIT Capital Securities, Inc., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Cinergy Ventures II, LLC, Leaf Mountain Company, LLC, SF Capital Partners, Ltd., Richard Kiphart, David Asplund, John Thomas Hurvis Revocable Trust, John Donohue, Augustine Fund, LP, Technology Transformation Venture Fund LP., and members of management of Electric City Corp. party thereto.**

   8. Redemption and Exchange Agreement, dated as of March 19, 2004, by and among Electric City Corp., Newcourt Capital USA Inc., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Cinergy Ventures II, LLC, Leaf Mountain Company, LLC, SF Capital Partners, Ltd., Richard Kiphart, David Asplund, John Thomas Hurvis Revocable Trust, John Donohue, Augustine Fund, LP, and Technology Transformation Venture Fund LP.**

   9. Placement Agent Warrant Certificate to Purchase 3,314,830 Shares of Common Stock, Par Value $0.0001 Per Share, of Electric City Corp., dated as of July 31, 2001, by and between Electric City Corp. and Newcourt Capital Securities, Inc.* -------------

----------

* Filed as an Exhibit by the Company in its Quarterly Report on Form 10-QSB for the Period Ended June 30, 2001 filed on August 13, 2001.

** Filed as an Exhibit by the Company in its Current Report on Form 8-K dated March 19, 2004, filed on March 23, 2004.

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                    CIT GROUP INC.

Date: June __, 2004                                 By:_________________________
                                                    Name: James P. Shanahan
                                                    Title: Senior Vice President

                                                    NEWCOURT CAPITAL USA INC.

                                                    By:_________________________
Date: June __, 2004                                 Name: Karen Scowcroft
                                                    Title: Vice President

                                                    CIT CAPITAL SECURITIES LLC

Date: June __, 2004                                 By:_________________________
                                                    Name: Karen Scowcroft

                                   SCHEDULE I
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CIT GROUP INC.

                                                                    Present Principal Occupation
Name and Position Held              Current Business Address        or Employment

Albert R. Gamper, Jr.               1 CIT Drive                     Chairman and Chief Executive Officer, CIT Group
   Director, Chairman and           Livingston, NJ 07039            Inc.
   Chief Executive Officer

Gary C. Butler                      c/o CIT Group Inc.              President and Chief Operating Officer, Automatic
   Director                         1 CIT Drive                     Data Processing, Inc.
                                    Livingston, NJ 07039

William A. Farlinger                c/o CIT Group Inc.              Retired, Former Chairman, Ontario Power
   Director                         1 CIT Drive                     Generation Inc.
                                    Livingston, NJ 07039

William A. Freeman                  c/o CIT Group Inc.              Retired, Former President of the Public
   Director                         1 CIT Drive                     Communications Group of Verizon Communications,
                                    Livingston, NJ 07039            Inc.

Hon. Thomas H. Kean                 c/o CIT Group Inc.              President, Drew University
    Director                        1 CIT Drive
                                    Livingston, NJ 07039

Edward J. Kelly, III                c/o CIT Group Inc.              Chairman, President and Chief Executive Officer,
   Director                         1 CIT Drive                     Mercantile Bankshares Corporation
                                    Livingston, NJ 07039

Marianne Miller Parrs               c/o CIT Group Inc.              Executive Vice President, International Paper
   Director                         1 CIT Drive                     Company
                                    Livingston, NJ 07039

Jeffrey M. Peek                     1 CIT Drive                     President and Chief Operating Officer, CIT Group
   Director, President and          Livingston, NJ 07039            Inc.
   Chief Operating Officer

John R. Ryan                        c/o CIT Group Inc.              President, Maritime College, State University of
   Director                         1 CIT Drive                     New York
                                    Livingston, NJ 07039

Peter J. Tobin                      c/o CIT Group Inc.              Special Assistant in Corporate Relations and
   Director                         1 CIT Drive                     Development to the President of St. John's
                                    Livingston, NJ 07039            University

Lois M. Van Deusen                  c/o CIT Group Inc.              Managing Partner, McCarter & English, LLP
   Director                         1 CIT Drive
                                    Livingston, NJ 07039

                                                                         Present Principal Occupation
Name and Position Held                   Current Business Address        or Employment

John F. Daly                             1 CIT Drive                     President, Commercial Services, CIT Group Inc.
  President, Commercial Services         Livingston, NJ 07039

Thomas B. Hallman                        1 CIT Drive                     Vice Chairman - Specialty Finance, CIT Group
   Vice Chairman - Specialty             Livingston, NJ 07039            Inc.
   Finance

Robert J. Ingato                         1 CIT Drive                     Executive Vice President, General Counsel and
   Executive Vice President,             Livingston, NJ 07039            Secretary, CIT Group Inc., Director and
   General Counsel and Secretary                                         Executive Vice President, Newcourt Capital USA
                                                                         Inc.

Roy W. Keller, Jr.                       1 CIT Drive                     President, Equipment Finance, CIT Group Inc.
   President, Equipment                  Livingston, NJ 07039
   Finance

Joseph M. Leone                          1 CIT Drive                     Vice Chairman and Chief Financial Officer, CIT
   Vice Chairman and Chief               Livingston, NJ 07039            Group Inc.
   Financial Officer

Lawrence A. Marsiello                    1 CIT Drive                     Vice Chairman and Chief Credit Officer, CIT
   Vice Chairman and Chief Credit        Livingston, NJ 07039            Group Inc.
   Officer

David D. McKerroll                       1 CIT Drive                     Group Co-Chief Executive Officer, Capital
   Group Co-Chief Executive Officer,     Livingston, NJ 07039            Finance, CIT Group Inc., President, Newcourt
   Capital Finance (citizen of                                           Capital USA Inc. and CIT Capital Securities LLC
   Canada)

Victor D. Russo                          1 CIT Drive                     President, Business Credit, CIT Group Inc.
   President, Business Credit            Livingston, NJ 07039

William J. Taylor                        1 CIT Drive                     Executive Vice President, Controller and Chief
   Executive Vice President,             Livingston, NJ 07039            Accounting Officer, CIT Group Inc., Executive
   Controller and Chief                                                  Vice President and Controller, Newcourt Capital
   Accounting Officer                                                    USA Inc.

Nikita Zdanow                            1 CIT Drive                     Group Co-Chief Executive Officer, Capital Finance,
   Group Co-Chief Executive Officer,     Livingston, NJ 07039            CIT Group Inc.
   Capital Finance

                                   SCHEDULE II
          EXECUTIVE OFFICERS AND DIRECTORS OF NEWCOURT CAPITAL USA INC.

                                                                                Present Principal Occupation
Name and Position Held                     Current Business Address             or Employment

Thomas L. Abbate                           1 CIT Drive                          Executive Vice President and Chief
   Director                                Livingston, NJ 07039                 Risk Officer, CIT Group Inc.

Robert J. Ingato                           See Schedule I                       See Schedule I
   Director, Executive Vice President

Glenn A. Votek                             1 CIT Drive                          Executive Vice President and
   Director, Executive Vice President -    Livingston, NJ 07039                 Treasurer, CIT Group Inc., Executive
   Corporate Treasury and Treasurer                                             Vice President - Corporate Treasury,
                                                                                Newcourt Capital USA Inc. and CIT
                                                                                Capital Securities LLC

David D. McKerroll                         See Schedule I                       See Schedule I
   President
   (citizen of Canada)

Murray A. Eastwood                         1 CIT Drive                          Chief Credit Officer, Newcourt
   Chief Credit Officer                    Livingston, NJ 07039                 Capital USA Inc. and CIT Capital
   (citizen of Canada)                                                          Securities LLC

J. Daryl MacLellan                         1 CIT Drive                          Chief Operating Officer, Newcourt
   Chief Operating Officer                 Livingston, NJ 07039                 Capital USA Inc. and CIT Capital
   (citizen of Canada)                                                          Securities LLC

Kenneth I. Brown                           1 CIT Drive                          Executive Vice President,  Newcourt
   Executive Vice President                Livingston, NJ 07039                 Capital USA Inc.

C. Jeffrey Knittel                         1 CIT Drive                          Executive Vice President, Newcourt
   Executive Vice President                Livingston, NJ 07039                 Capital USA Inc.

Stephen L. McClure                         1 CIT Drive                          Executive Vice President, Newcourt
   Executive Vice President                Livingston, NJ 07039                 Capital USA Inc.

Daniel M. Morash                           1 CIT Drive                          Executive Vice President and
   Managing Director                       Livingston, NJ 07039                 Managing Director, Newcourt Capital
                                                                                USA Inc., Director and Managing
                                                                                Director, CIT Capital Securities
                                                                                LLC

William J. Taylor                          See Schedule I                       See Schedule I
   Executive Vice President and
   Controller

                                  SCHEDULE III
         EXECUTIVE OFFICERS AND DIRECTORS OF CIT CAPITAL SECURITIES LLC

                                                                                Present Principal Occupation
Name and Position Held                 Current Business Address                 or Employment

David D. McKerroll                     See Schedule I                           See Schedule I
   Director and President
   (citizen of Canada)

Murray A. Eastwood                     See Schedule II                          See Schedule II
   Chief Credit Officer
   (citizen of Canada)

J. Daryl MacLellan                     See Schedule II                          See Schedule II
   Chief Operating Officer
   (citizen of Canada)

Annie Ropar                            1211 Avenue of the Americas              Chief Financial Officer, CIT Capital
   Chief Financial Officer             New York, NY 10036                       Securities LLC
   (citizen of Canada)

Glenn A. Votek                         See Schedule II                          See Schedule II
   Executive Vice President
   -Corporate Treasury

Michael E. Stupay                      1211 Avenue of the Americas              Financial and Operations Principal,
   Financial and Operations            New York, NY 10036                       CIT Capital Securities LLC
   Principal

Johannes G.M. Derksen                  1211 Avenue of the Americas              Managing Director, CIT Capital
   Managing Director                   New York, NY 10036                       Securities LLC
   (citizen of Holland)

Daniel M. Morash                       See Schedule II                          See Schedule II
   Director and Managing
   Director

Guy A. Piazza                          1211 Avenue of the Americas              Managing Director, CIT Capital
   Managing Director                   New York, NY 10036                       Securities LLC

Robert W. Sexton                       1211 Avenue of the Americas              Managing Director, CIT Capital
   Director and Managing               New York, NY 10036                       Securities LLC
   Director


                                     III-1